July 10, 2017

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Travelport Worldwide Limited

Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 21, 2017

Form 10-Q for Fiscal Quarter Ended March 31, 2017 Filed May 9, 2017

Form 8-K Furnished May 9, 2017

File No. 001-36640

Dear Mr. Shenk:

Travelport Worldwide Limited (the “Company”) hereby submits this response to the comment letter dated June 15, 2017 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K. For your convenience, we have restated below the Staff’s comments in bold, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.	You state on page 18 that certain government trade sanctions affect your ability to operate in Sudan and Syria. You disclose on page 25 that you market your products and distribute and provide services in countries including Syria, and on your website you identify Phoeniq LLC as your representative company in Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not describe contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

A.	Background on the Company

The Company is a travel commerce platform providing distribution, technology, payment, mobile and other solutions for the global travel and tourism industry. The Company facilitates travel commerce by connecting the travel providers, such as airlines and hotel chains with online and offline travel agencies and other travel buyers in its proprietary business-to-business travel commerce platform. As part of this platform, the Company provides global transaction processing and computer reservation services (“CRSs”), which form the Company’s core global distribution system (“GDS”). Its GDS products and services bring together buyers and sellers of travel, i.e., travel agents, travel websites and

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corporations booking travel for individuals (“Subscribers”) and airlines, hotels, car rental companies, cruise line operators, tour operators and the like (“Travel Providers”), to enable the former to facilitate the arrangement and purchase of travel for their customers. The Company essentially acts as a conduit between the Travel Providers and the Subscribers. The CRSs operate on large computer systems that collate travel information provided by Travel Providers regarding schedules, ticket pricing, availability, etc., and make that information available to Subscribers to enable the Subscribers to arrange and book travel for their customers.

The Company enters into participation contracts with Travel Providers to display and distribute their travel inventory through its CRSs to Subscribers in return for a fee each time a Subscriber uses one of the Company’s CRSs to sell the products offered by that Travel Provider.

Separately, the Company enters into agreements with Subscribers, either directly through its subsidiaries, known as Sales and Marketing Offices (“SMO”), or via third-party distributors, known as National Distribution Companies (“NDC”), which distribute access to the CRSs to their own Subscribers and provide related customer support. Through those Subscriber agreements, the Company grants access to Subscribers to view and search on the Company’s CRSs, Travel Provider schedules, pricing, etc. and provides operational capability to book, pay for and ticket travel transactions on behalf of travelers. Subscribers and NDCs may receive a portion of fees received by the Company from Travel Providers to help fund their operations.

Subject to certain limitations, the U.S. government generally permits travel transactions involving Sudan1 and Syria either pursuant to a statutory exemption for transactions ordinarily incident to travel2, or pursuant to general3 or specific licenses issued by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). The Company has in place compliance policies and procedures as appropriate to help ensure that the relevant requirements and restrictions are observed.

The Company also closely monitors sanctions developments and has engaged proactively with OFAC over many years to ensure that its limited business involving such countries, in particular, its customer relationships in such countries, whether direct or indirect, are properly authorized by license to the extent not otherwise considered exempt. In that regard, the Company has received various rulings and licenses from OFAC over the years and on which it relies, in conjunction with published OFAC interpretative rulings, to provide its services, as described below.

B.	Syria

The Company does not have any agreements with Travel Providers in Syria.

With regard to Subscribers, the Company has a distribution agreement appointing Phoeniq LLC, a third-party distributor, as the Company’s only NDC in Syria. The Company has no direct contractual relationships with Syrian Subscribers. Rather, Syrian Subscribers are served indirectly by the Company through Phoeniq LLC. The Company has no SMOs in Syria.

1 For the avoidance of doubt, for purposes of this response, “Sudan” means the Republic of Sudan that is subject to OFAC sanctions pursuant to the Sudanese Sanctions Regulations, 31 C.F.R. Part 538.

2 The International Emergency Economic Powers Act (“IEEPA”), §1702(b)(4) prohibits, inter alia, the Presidential exercise of authority to prohibit or regulate, directly or indirectly: “any transactions ordinarily incident to travel to or from any country, including importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including non-scheduled air, sea, or land voyages.” IEEPA also contains a statutory exemption allowing for the exchange of information and informational materials which has relevance also to the display and transmission of travel information via a CRS (§1702(b)(3)). IEEPA is the statutory basis for most of the OFAC sanctions programs, including the Syrian Sanctions Regulations, 31 C.F.R. Part 542 and Executive Order 13582, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538.

3 OFAC has issued a broad general license temporarily authorizing otherwise non-exempt activities involving Sudan at 31 C.F.R. §538.540.

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C.	Sudan

The Company does not have any agreements with Travel Providers in Sudan.

In 2014, 2015, and 2016, as well as the first quarter of 2017, the Company had no Subscribers in Sudan.

While the Company does not currently have any Subscribers in Sudan, the Company has recently appointed Euro-Africa Travel Company Limited, a third-party distributor, as the Company’s only NDC in Sudan. The Company does not anticipate forming direct contractual relationships with Sudanese Subscribers, but rather serving those Subscribers indirectly through Euro-Africa Travel Company Limited. The Company has no SMOs in Sudan.

D.	Revenues

The Company’s revenues originating from Syria and Sudan for the last three years and for the first quarter of 2017 are as follows, rounded to the nearest thousand dollars:

	Syria		Sudan

2014	USD	746,000	USD	0
2015	USD	700,000	USD	0
2016	USD	646,000	USD	0
1st Quarter 2017	USD	133,000	USD	0

As to the Company overall, for each of these years and the first quarter of 2017, revenues originating from Syria and Sudan represented less than one tenth of a percentage point of the Company’s annual net revenue.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The Company does not believe that its contacts with Syria or Sudan are material in either quantitative or qualitative terms. The Company’s revenues from each of Syria and Sudan for 2014, 2015 and 2016 fiscal years and the first quarter of 2017 are disclosed in the response to Comment 1 above. In each of these periods, such revenues represented no more than 0.1% of the Company’s global annual net revenues. Further, the Company does not believe that its reputation has been or will be adversely affected by any contacts with Syria or Sudan.

Although Syria and Sudan have been identified as state sponsors of terrorism, the U.S. government has broadly authorized travel-related transactions either under particular exemptions or general or specific licenses. Travelport is a travel business and benefits from these authorizations. Such U.S.

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government support of travel facilitates, among other things, the movement of people and exchange of ideas consistent with the objectives of U.S. policy. The travel industry has consequently not been a target of divestment initiatives of which we are aware, and the Company has not received any complaints from shareholders or debt investors about its business contacts in Syria or Sudan. Should this change in the future, the Company will re-evaluate its position.

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 66

3.	We note your non-GAAP reconciliation of Free Cash Flow and Adjusted Free Cash Flow on page 69. Please revise to remove the Adjusted EBITDA to Net cash provided by operating activities section of the reconciliation. Your reconciliation should reconcile directly from the most comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP Compliance and Disclosure Interpretations (“C&DI’s”). Please similarly revise your non-GAAP presentation on page 35 of your Form 10-Q for the quarterly period ended March 31, 2017.

Response:

The Company respectfully acknowledges the Staff's comment and will ensure that in its future filings and furnishings with the Commission, beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, the Company, while presenting a reconciliation of Free Cash Flow to its most comparable GAAP measure (Net cash provided by operating activities), will exclude the supplemental portion of the reconciliation, which reconciles Adjusted EBITDA to Net cash provided by operating activities. The Company respectfully advises the Staff that since the reporting period that commenced January 1, 2017, including for the fiscal quarter ended March 31, 2017, the Company has discontinued the use and disclosure of Adjusted Free Cash Flow as a non-GAAP measure.

4.	We also note in your 8-K furnished on May 9, 2017, you refer to this reconciliation as “Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities and Free Cash Flow.” Please similarly revise your presentation.

Response:

The Company respectfully acknowledges the Staff's comment and will ensure that in its future earnings releases that the Company furnishes with the Commission on Form 8-K, beginning with its earnings release to be furnished on a Current Report on Form 8-K for the quarter ended June 30, 2017, the Company, while presenting a reconciliation of Free Cash Flow to its most comparable GAAP measure (Net cash provided by operating activities), will exclude the reference to Adjusted EBITDA and will also exclude the reconciliation of Adjusted EBITDA to Net cash provided by operating activities.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

Notes to the financial statements

2. Recently Issued Accounting Pronouncements

Revenue Recognition, page 11

5.	We note your disclosures with respect to revenue recognition have remained unchanged from your Form 10-K. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant

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implementation matters yet to be addressed. In addition, please provide the date adoption is required pursuant to the guidance. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will include in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 and other future periodic filings with the Commission, qualitative financial statement disclosures of the potential impact that Accounting Standards Codification 606: Revenue from Contracts with Customers (“ASC 606”) will have on its consolidated financial statements when adopted. To the extent that they have been determined, the Company will include a more detailed description of the effects of the accounting policies that it expects to apply and a comparison to its current revenue recognition policies. In addition, the Company will provide a description of the status of its process to implement the new standard and the significant implementation matters yet to be addressed. Finally, to the extent that they have been determined, the Company will disclose the estimated quantitative impacts that adoption of ASC 606 is expected to have on its consolidated financial statements.

The Company has a three-phase plan to complete the adoption of ASC 606, with each phase having a distinct set of activities and milestones to be achieved. To date, the Company has substantially completed Phase I with the results being compiled and is in the process of carrying out Phase II activities. The Company intends to continue to expand its SAB Topic 11.M. disclosures for ASC 606 as it progresses to adoption. The Company will further expand its disclosure related to ASC 606 in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2017 within "Recently Issued Accounting Pronouncements” as set forth below. This is subject to any changes that may result from progress made until the date of filing.

"In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

In August 2015, the FASB delayed the effective date of the new revenue guidance issued in May 2014 by one year but allowed companies a choice to adopt the guidance as of the original effective date that was set out in May 2014. The Company has decided to adopt the guidance beginning January 1, 2018, being the date adoption is required pursuant to this guidance.

The guidance permits the use of either a full or modified retrospective adoption approach. The Company expects to adopt the guidance using the modified retrospective approach, under which the cumulative effect of initially applying the guidance will be recognized as an adjustment to the opening balance of retained earnings (or accumulated losses) as of January 1, 2018. The guidance also permits the application of the modified retrospective approach to either all contracts as of the date of initial application or only to contracts that are not completed as of this date. The Company expects to apply the modified retrospective approach only to contracts that are not completed as of January 1, 2018. However, the Company will include additional disclosures of the amount by which each financial statement line item is affected in the current reporting period during 2018, as compared to the guidance that was in effect before the change, and an explanation of the reasons for significant changes, if any.

Beginning in the second half of 2016, the Company began Phase I of its three-phase plan to complete its adoption of the new revenue recognition guidance. Phase I included activities such as a

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high-level review and analysis of significant revenue streams (and related costs) that may be impacted by the new guidance, determination of the expected transition method, determination of portfolio of contracts for significant revenue streams, identification of representative contracts from each portfolio to carry out a detailed analysis and detailed review of representative contracts from significant revenue streams and its related costs to determine the potential changes to the Company’s existing accounting policies.

Phase II determines the impact of the adoption of the new revenue recognition guidance and includes activities such as , validating and concluding on potential accounting implications of new guidance identified from Phase I, quantifying the effects that the new revenue recognition guidance will have on its consolidated financial statements, identifying and documenting changes to its accounting policies, drafting the expanded disclosures as required by the new revenue recognition guidance, and identifying and addressing the impact the new revenue recognition guidance will have on the Company’s business processes, systems and internal controls to support the recognition and disclosure requirements.

Phase III will complete the Company’s adoption and implementation of the new revenue recognition guidance and will include activities such as recording the accounting adjustments that were identified in Phase II, evaluating and testing modified and/or newly implemented internal controls over new revenue recognition guidance, running parallel reporting for impacted areas under the new and current revenue standard, and revising the Company’s financial statements disclosures.

The Company is in the process of evaluating the full impact of the new revenue recognition guidance on its consolidated financial statements and related disclosures. The Company has substantially completed Phase I with the results being compiled and is in the process of carrying out Phase II activities, including the identification of potential changes resulting from adoption of this guidance and determining the effects of the accounting policies under new guidance that the Company expects to apply in comparison to its current revenue recognition policies. Certain potential changes that may result on adoption of this guidance, and impact thereof, are still being determined and include items such as:

•	The timing of recognition for certain revenue streams
•	The capitalization of certain costs that are part of setting up a customer on the Company’s platforms and certain customer acquisition costs that meet the definition of incremental costs of obtaining a contract, both of which are currently recognized as an expense when incurred;
•	The accrual or deferral of revenue for certain customer contractual arrangements that include variable consideration based on volumes or other specified criteria.

Form 8-K Furnished May 9, 2017

Exhibit 99.1

6.	Please tell us your consideration of the requirements of Item 2.01 of Form 8-K related to the disposition of your controlling interest in IGTS.

Response:

The Company respectfully acknowledges the Staff's comment and notes that the sale of its 51% controlling interest in IGT Solutions Private Ltd. (“IGTS”) to Interglobe Enterprise Limited (“IGE”), the then non-controlling interest shareholder of IGTS, was not significant to the consolidated financial statements of the Company and was, therefore, not reported under Item 2.01 of Form 8-K. The Company considered the requirements under Regulation S-X, § 210.11– 01 (b) and carried out significant subsidiary test pursuant to the conditions specified in Regulation S-X, § 210.01 – 02 (w) and Section 2100 of the Financial Reporting Manual of the Division of Corporation Finance. Based

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on the results, the Company determined that none of the condition specified in § 210.01 – 02 (w) (i.e. investment test, asset test and income test) exceeded 10% with respect to IGTS.

7.	In the highlights of your earnings release you present the non-GAAP measure Free Cash Flow. When presenting non-GAAP measures, please ensure the comparable GAAP measures are presented with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI’s.

Response:

The Company respectfully acknowledges the Staff's comment and will ensure that in its future earnings releases that the Company furnishes with the Commission on Current Reports on Form 8-K, beginning with its Form 8-K for the quarter ended June 30, 2017, Net cash provided by operating activities is presented with equal or greater prominence alongside Free Cash Flow. The Company will ensure all GAAP measures are presented with equal or greater prominence to non-GAAP measure as required under Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI’s.

8.	Please ensure your discussion of non-GAAP measures is preceded by your discussion of your GAAP results. In this regard, we note on page 3 of your earnings release, you discuss Adjusted EBITDA results before discussing the comparable GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI’s.

Response:

The Company respectfully acknowledges the Staff's comment and will ensure that in its future earnings releases that the Company furnishes with the Commission on Current Reports on Form 8-K, beginning with its Form 8-K for the quarter ended June 30, 2017, Net income is discussed before Adjusted EBITDA. The Company will ensure that it includes a discussion of GAAP results before discussing any comparable non-GAAP results, thereby presenting GAAP measures with equal or greater prominence as required under Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI’s.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Bernard Bot
Bernard Bot
Executive Vice President and Chief Financial Officer
Travelport Worldwide Limited

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